VEDDER PRICE P.C. 222 NORTH LASALLES STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005

COREY L. ZARSE
312-609-7785	CHICAGO • NEW WORK CITY• WASHINGTON D.C.
czarse@vedderprice.com

April 16, 2009
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Grzeskiewicz
          Christina DiAngelo

Re:	Nuveen Insured Municipal Opportunity Fund, Inc. (the “Registrant”); File Nos. 811-06379; 333-157991
To The Commission:
          On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 8C (File No. 333-157991) relating to the issuance of shares in connection with the proposed reorganization of Nuveen Insured Florida Premium Income Municipal Fund (the “Acquired Fund” and collectively with the Registrant, the “Funds”) into the Registrant.
          With respect to the Registrant’s initial Registration Statement filed on March 16, 2009, the Securities and Exchange Commission (“SEC”) staff provided comments by phone to the undersigned on April 2, 2009. Set forth below are the comments and the Registrant’s responses.
(1)	Comment: Please disclose in the Pro Forma Portfolio of Investments whether or not a security in the Acquired Fund’s portfolio will be required to be sold in connection with the Reorganization.

Response: As of October 31, 2008, the Acquired Fund’s portfolio did not contain securities, either individually or when aggregated with the Acquiring Fund’s portfolio, that are not permitted by the investment policies or restrictions of the Acquiring Fund. Disclosure to this effect has been added to the Notes to the Pro Forma Financial Statements. As the closing date of the reorganization approaches, the Funds’ investment adviser will monitor the portfolios to determine whether any securities could be required to be sold upon consummation of the reorganization. If the adviser determines that certain securities may not be permitted as a result of the reorganization, the Acquired Fund’s portfolio may be repositioned accordingly.

Securities and Exchange Commission
April 16, 2009

(2)	Comment: Please explain the rationale for allocating costs of the reorganization between the Funds.

Response: The costs of the reorganization are being allocated based on the relative benefit the adviser expects each Fund to receive in connection with the Reorganization.

(3)	Comment: Please confirm the tenth answer in the Q&A section regarding shareholders directly bearing fees and expenses in connection with the reorganization.

Response: The tenth Q&A has been revised to read as follows:
Q.	Will I have to pay any direct fees or expenses in connection with the Reorganization?

A.	The Funds’ expenses associated with the Reorganization will be allocated between the Funds and paid out of the Funds’ net assets. Fund shareholders will indirectly bear the costs of the Reorganization.
(4)	Comment: The Proxy Statement/Prospectus discloses, including on page 1, that the aggregate net asset value of the Registrant’s common shares received in the Reorganization will equal the aggregate net asset value of the Acquired Fund common shares held immediately prior to the Reorganization less the costs of the Reorganization borne by the Acquired Fund. Please consider revising to reference the costs borne by the Acquired Fund and the Registrant.

Response: The instances of the disclosure referenced above in the Proxy Statement/Prospectus will be revised as follows: The aggregate net asset value of the Registrant’s common shares received in the Reorganization will equal the aggregate net asset value of the Acquired Fund common shares held immediately prior to the Reorganization. Prior to the closing of the Reorganization, the net asset value of the Acquired Fund and Acquiring Fund will be reduced by the costs of the Reorganization borne by such Fund.

(5)	Comment: Please confirm the line items disclosed in the Comparative Fee Table.

Securities and Exchange Commission
April 16, 2009

Response: The Comparative Fee Table has been revised to include “Income Dividends and Capital Gain Distributions on MuniPreferred Shares” and a total of the fees thereafter.

(6)	Comment: Please discuss the rationale for including “Custodian Fee Credit” in the Comparative Fee Table.

Response: The line item has been removed from the Comparative Fee Table. A footnote disclosing the custodian fee credits has been added.

(7)	Comment: Please add a footnote to the Comparative Fee Table discussing whether or not the cost of the reorganization are included.

Response: A footnote has been added indicating that the costs of the reorganization are not included in the Comparative Fee Table. The footnote also provides a cross reference to the section of the Proxy Statement/Prospectus discussing the costs of the reorganization.

(8)	Comment: Please revise the Capitalization Table to include net assets per common share and adjustments for the Reorganization.

Response: The requested disclosure has been added.

(9)	Comment: Please revise the Capitalization Table to include disclosure regarding MuniPreferred shares.

Response: The requested disclosure has been added.

(10)	Comment: Please confirm whether or not the Acquired Fund expects to have any capital loss carryforwards that will be acquired by the Acquiring Fund. If capital loss carryforwards are expected, please disclose the approximate amount of such capital loss carryforwards in the Proxy Statement/Prospectus as of the Acquired Fund’s most recent fiscal year end.

Response: It is anticipated that upon completion of the reorganization, the Acquiring Fund will have acquired a capital loss carryforward from the Acquired Fund. This expected capital loss carryforward is entirely comprised of current fiscal year realized capital losses. As of the Acquired Fund’s most recent fiscal year end, the Acquired Fund did not have any capital loss carryforwards and disclosure to that effect has been added to the “Certain Federal Income Tax Consequences” section of the Proxy Statement/Prospectus.

Securities and Exchange Commission
April 16, 2009

(11)	Comment: Please include a reference to the notes of the financial statements at the end of the Pro Forma Statement of Assets and Liabilities and the Pro Forma Statement of Operations.

Response: The requested disclosure has been added at the end of each statement.
          On or about April 16, 2009, the Registrant will file by letter a request to accelerate the effectiveness of the Registration Statement as of April 17, 2009.
          A special meeting of shareholders to consider the proposed reorganization has been scheduled for May 15, 2009. Accordingly, assuming the Registration Statement is declared effective on or about April 17, 2009, the Registrant plans to mail the proxy materials to shareholders on or about April 21, 2009.
          Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7785.
Sincerely,
/s/Corey L. Zarse
CLZ/kc